Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc. Commission File No.: 1-15607

     The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

     Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

     Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

     This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

     Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

2

Dominic D'Alessandro President & CEO, Manulife Financial David D'Alessandro Chief Operating Officer and President- Designate, Manulife Financial Chairman & CEO, John Hancock Financial September 29, 2003 Manulife - A New Global Insurance Leader

Forward-Looking Statements/Important Legal Information Forward-Looking Statements The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife Financial Corporation nor John Hancock Financial Services, Inc. undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Important Legal Information This communication is being made in respect of the proposed merger involving John Hancock Financial Services, Inc. and Manulife Financial Corporation. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for its stockholders, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock Financial Services, Inc.'s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock Financial Services, Inc. or Manulife Financial Corporation will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Financial Services, Inc. Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Financial Corporation Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767). Manulife Financial Corporation, John Hancock Financial Services, Inc. and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock Financial Services, Inc.'s directors and executive officers is available in John Hancock Financial Services, Inc.'s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife Financial Corporation' directors and executive officers is available in Manulife Financial Corporation's annual report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Earnings Growth A New Global Insurance Leader Diversification 2nd largest life insurer in North America by market capitalization Brand expansion across global markets Leading market scale and share in every business segment Broad-based product leadership in all core businesses Enhanced distribution breadth and depth via multiple channels Combined investment strengths enhance return opportunities Diversifies product, distribution and geographic reach Diversifies and rebalances risk across all asset classes Clear management structure committed to successful execution Compatible cultures focused on profitability, integrity and service Top-tier financial scale and capital base Ratings/outlooks stable/improved for all companies Projected to be immediately accretive to EPS Revenue synergies and integration savings Scale enables exceptional service at low cost Global Leadership Complementary Fit Management Depth & Expertise Financial Strength

Consideration 1.1853 MFC shares per JHF share Implied Price US$37.60 per share: 18.5% premium1 US$11B (C$15B) Structure Tax-free merger for eligible shareholders Expected Closing 2Q 2004 Approvals Required JHF shareholders, Massachusetts and other state insurance regulators, Canadian Minister of Finance, OSFI, Canadian & US anti-trust regulators Global Headquarters Toronto, Canada N. American Headquarters Boston, Massachusetts, US Transaction Summary 1The $37.60 per share price is calculated by applying the exchange ratio of 1.1853 to MFC's closing price on the NYSE on September 24, 2003. The premium of 18.5% is calculated based on the closing price on September 24, 2003. The premium is 18.8% based on the 30 calendar day VWAP as of September 24, 2003.

New Manulife Leadership Structure

Dominic D'Alessandro
President & CEO

David D'Alessandro[1]
Chief Operating Officer & President - Designate

- James Benson – US Protection
- Wayne Budd – Legal, HR
- John D. DesPrez III – US Wealth Mgt
- Bruce Gordon – Canada
- Thomas Moloney – CFO

Reporting to Dominic D'Alessandro:

- Victor Apps – Asia
- Donald Guloien – Investments
- John Mather – Administration
- Trevor Matthews – Japan
- Peter Rubenovitch – CFO

[1] *Chairman and CEO – John Hancock Financial Services*

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Financial Highlights Projected EPS accretion 2% in 2004 (JHF for 9 months)1 8% in 2005 (1st full year) Projected CGAAP net income C$2.4B in 2004 (JHF for 9 months) C$3.2B in 2005 (1st full year) Revenue synergies Product, distribution, scale and investments Cost savings Expected annual run rate of C$350M by 2006 (approximately 10% of operating expenses) Funds under management C$333B2 Book value3 C$23.2B; C$28.97 BVPS3 Financial strength Top tier capital ratios and ratings Share buy back Up to C$3.0B Accounting standard Canadian GAAP 1 Excludes one time charges. 2 Combined as at June 30, 2003, excluding purchase adjustments. 3 Combined as at June 30, 2003, excluding share buybacks.

Global Leader: Top Canadian Company Royal Combined BNS Thomson BCE TD Nortel Encana BMO CIBC MFC GWO SLF East 39.2 34.7 32 27.8 27.1 25.4 23.7 23.6 23.2 21 19.8 18.6 18.6 West 0 0 0 Approximately 5% of S&P/TSX Composite Index 34.7 Note: Market data as at September 24, 2003. Source: Bloomberg Financial Markets. JHF market capitalization based on total purchase value. Market Capitalization C$ in Billions

Manulife: A Market-Leading Global Life Insurer AIG Combined MET PRU MFC SLF GWO PFG JHF LNC JP 40 34.7 29 27.3 18.6 18.6 13.6 8.7 8.6 0 0 0 19.8 12.5 AIG ING AXA Generali Combined MET PRU AVIVA AEGON PRU UK MFC SLF East 60 53.5 42.6 39.4 34.7 29 27.3 25.4 24.9 19.9 19.8 18.6 West 204.2 204.2 North American Life Insurers Global Life Insurers Market capitalization C$ in Billions 34.7 34.7 Note: Market data as at September 24, 2003. Source: Bloomberg Financial Markets. JHF combined market capitalization based on total purchase value.

David D'Alessandro Chief Operating Officer & President-Designate, Manulife Financial Chairman & CEO, John Hancock Financial September 29, 2003

A New Global Insurance Leader Market scale and share Diversification and growth Distribution Product Geography Assets

Top Brand Positions in Global Markets CANADA Assets1 C$54B Earnings2 C$480M ASIA Assets1 C$23B Earnings2 C$377M UNITED STATES Assets1 C$238B Earnings2 C$1,169M 1Funds under management excluding corporate segment in billions as at June 30, 2003. 2MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment. REINSURANCE Assets1 C$4B Earnings2 C$184M

UNITED STATES UNITED STATES Product Rank Individual Life 4 Universal Life 1 Variable Life 2 Small Case 401(k) 1 LTC 2 Variable Annuity 8 Fixed Annuity 10 Combination Creates Premier Market Positions CANADA CANADA Product Rank Individual Life1 1 Group Life1 1 Individual Fixed Ann'y 1 Group Health 2 Segregated Funds 2 Group Pensions 4 ASIA ASIA ASIA ASIA Country Rank Country Rank Hong Kong 3 Singapore 8 Vietnam 3 Thailand 11 Philippines 4 Malaysia 12 China 5 Japan 25 Indonesia 5 Taiwan 25 1 Tied with Great-West Life Assurance Company. Sources: Various independent market surveys including LIMRA, Fraser, etc. Data as of 12/31/02.

Demonstrated Strength of Two Superior Marketing Organizations 1997 1998 1999 2000 2001 2002 John Hancock (Total) 0 0.374 0.16 0.444 0.706 0.775 Mars 0 0.333 0.503 1.391 0.934 0.961 Industry 0 0.051 0.082 0.179 0.138 0.174 JHF +78% Industry +17% MFC +96% Source: LIMRA US Life Insurance Sales Outperforms Industry in Life Sales

Diversification: Extensive Global Distribution Platform Signator Agents Insurance Brokerage Bank Fixed Annuity Broker/Dealer Variable Annuity Broker/Dealer Mutual Funds 401(k) LTC Brokerage Stock Brokerage MGAs Independent Financial Advisors Career Agents MFC JHF Channel Strength COMBINED Canada United States Asia None Modest Strong

Individual Universal Life Individual Variable Life LTC Fixed Annuity Variable Annuity Mutual Funds 401(k) SignatureNotes 529 College Savings Plans Protection Wealth Management Diversification: Broad Product Breadth MFC JHF Product Strength COMBINED None Modest Strong United States Canada

Life 41 GLH 4 IWM 23 Pens & Inv Mgt 4 reins 0 GSFP 16 LTC 13 Broad Base of Diversified Earnings1 Combined1 Individual Life 61% 7% 11% 8% 13% Group Life & Health Group Pensions Reinsurance 41% 22% 13% 16% Individual Wealth Mgmt 1st Qtr Ind. Insurance 54 Group 6 Ind. Wealth Mgmt. 16 Group Pensions 7 reins 8 gsfp 8 LTC 4 Manulife1 John Hancock1 Individual Life LTC G&SFP Individual Wealth Mgmt Group Life & Health 4% Individual Life LTC G&SFP Individual Wealth Mgmt Group Life & Health 54% 6% 8% 4% 6% Reinsurance Group Pensions & Inv Mgmt 7% 15% 1MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment. Inv Mgmt 4% Diversified Earnings from Broad Business Base

US 53 Canada 22 Asia 17 Other 8 U.S. 34 Canada 27 Asia 26 Other 13 U.S. 87 Canada 12 Asia 1 Other 13 Diversified Earnings from Multiple Geographies Other 13% Asia 1% U.S. 34% Canada 27% Asia 26% U.S. 87% Canada 12% Other 8% U.S. 53% Canada 22% Asia 17% Combined1 Manulife1 John Hancock1 1MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment.

Bonds AAA/AA/A $34.0 46% $32.6 33% 38% 45% BBB 6.6 9 32.2 32 22 21 BB & lower 1.7 2 7.8 8 5 6 Mortgages 9.5 13 16.9 17 15 11 Total Fixed Income 51.8 70 89.5 90 81 83 Equities 6.7 9 1.5 2 5 5 Real Estate 3.8 5 0.4 0 2 1 Other 11.6 16 9.9 8 12 11 Total $73.9 100% $101.3 100% 100% 100% Diversified Asset Mix As at June 30, 2003. 1 Source: American Council of Life Insurers C$B % C$B % Manulife John Hancock Combined Industry Average % %

Exceptional Fit for Both Organizations A leading company with enhanced scale and diversity Rebalance Risk Profile Diversify Earnings Greater US Brand Awareness Diversify Products Expand Distribution Leadership in US, Canada and Asia Expand Distribution Build in Growth Markets Expand Scale Expand Scale

Dominic D'Alessandro President & CEO September 29, 2003

Projected Immediate Earnings Accretion Note: Uses a 1.3677 CAD/USD foreign exchange rate. 1. Assumes transaction closes on April 1, 2004. 2. Estimates based on current I/B/E/S consensus for MFC and JHF; assumed to be based on a fully diluted share base. 2004E1 2005E C$M 3 Assumes C$3.0 billion used for share buyback, based on MFC's 22 day average trading price. 4. Excludes one time charges. JHF = 9 months Manulife Shareholders' Net Income2 $1,676 $1,894 JHF net operating income2 991 1,446 Investment gains and losses (127) (138) Other purchase and CGAAP adjustments (61) (18) Combined Net Income $2,479 $3,184 Expense synergies 91 182 One time costs (89) 0 Yield forgone on buyback3 (108) (143) Consolidated Net Income $2,373 $3,223 Fully diluted shares outstanding (M) 669 736 EPS ($) I/B/E/S consensus $3.60 $4.06 Projected EPS4 $3.68 $4.38 Accretion 2.4% 7.8% ROE 12.7% 13.2%

Earnings Adjustments Investment gains and losses Balance Sheet has been fair valued to reflect unrealized gains and losses Go forward earnings adjusted for normalized credit loss rates and modest equity gains not recognized in I/B/E/S Net Operating Income Other purchase and CGAAP adjustments Amortization of current intangibles removed and amortization of new intangibles created Business mix changes to assume an increase in percentage of earnings coming from retail operations Canadian GAAP has different actuarial liability set up and release patterns than US GAAP It uses generally more conservative assumptions due to inclusion of specific margins for adverse deviation (conservatism) Margins for adverse deviation include provisions for investment- related risks, including liquidity and mismatch risk

Significant Cost Savings from Combined Activities Expected run-rate cost savings of C$350 million pre-tax achieved by 2006 Approximately 10% of combined operating expenses Sources of cost savings: IT savings Integrate duplicate distribution channels Attrition and other personnel savings Duplicate management 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr 2004 140 27.4 90 20.4 2005 280 38.6 34.6 31.6 2006 350 46.9 45 43.9 2004 2005 2006 C$140 C$280 C$350 Expected Run-Rate Cost Savings (Pre-Tax) (C$M)

Strong Capital Base to Fuel Growth

		Target	Post Transaction
BALANCE SHEET			
Total projected general account assets[1]			C$193.8B
Total projected equity[1]			C$20.6B
Goodwill from transaction			C$7.3B
OPERATING COMPANY CAPITAL RATIOS			
MCCSR	MLI	180% - 200%	200%+
RBC	JHLI	300% - 325%	300%-325%
LEVERAGE & COVERAGE			
Consolidated leverage[2]	MFC	25% - 30%	<25%
Fixed charge coverage	MFC	8.0+	10.0+
FINANCIAL STRENGTH RATINGS		**MOODY'S**	**S&P**
MLI & Manulife USA		Aa2	AA+
JHLI		Aa3	AA

[1]*Total general account assets post share buyback.*

[2]*Debt & Hybrids as a % of total capital.*

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MFC's Proven Track Record - ROE Expansion '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 ROE 7 9.6 11.4 12.4 13.6 12.9 14 16.1 15.1 16.2 Revenue growth Economies of scale Capital management Strong growth in higher margin/higher return markets %

Global Leadership Diversification Complementary Fit Management Depth & Expertise Earnings Growth Financial Strength A New Global Insurance Leader Scale Geography Product Distribution Brands